Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE

REPORT

Item 1.	Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)

2207-90b Street SW

Edmonton, Alberta

T6X 1V8

Item 2.	Date of Material Change

February 3, 2026

Item 3.	News Release

A news release announcing the material change referred to in this report was disseminated on February 4, 2026 and filed on SEDAR+ at www.sedarplus.ca under Aurora’s profile on the same date.

Item 4.	Summary of Material Change

On February 3, 2026, Aurora and its wholly owned subsidiary entered into a definitive agreement (the “Bevo Agreement”) with Bevo Agtech Inc. (“Bevo Agtech”) and Bevo Farms Ltd. (“Bevo Farms”) pursuant to which, among other things, Aurora agreed to exchange all of its common shares of Bevo Agtech for preferred shares (the “Bevo Preferred Shares”) of Bevo Agtech (the “Bevo Transaction”).

Item 5.	Full Description of Material Change

On February 3, 2026, Aurora and its wholly owned subsidiary entered into the Bevo Agreement. The closing of the Bevo Transaction remains subject to certain conditions, including Bevo Agtech shareholder approval and the consent of Bevo Farms’ lender.

As holder of the Bevo Preferred Shares, Aurora will, among other things, be entitled to an annual 5% dividend on the value of the Bevo Preferred Shares and distributions of 30% of eligible Bevo Agtech cashflow (which will increase to 40% following the 15-year anniversary of closing of the Bevo Transaction), which cashflow will first be paid to satisfy any unpaid dividend entitlements on the Bevo Preferred Shares and then be used to redeem the outstanding Bevo Preferred Shares, and 30% of proceeds on a Bevo Agtech liquidation event, including any sale of Bevo Agtech. The remaining eligible Bevo Agtech cash flow and the proceeds on a liquidation event will be distributed to the holders of the common shares of Bevo Agtech. Aurora will also have certain customary preferred shareholder protections such as veto rights on the creation or issuance of shares ranking equal to or senior to the Bevo Preferred Shares. Upon the closing of the Bevo Transaction, the Aurora-nominated directors will resign from the board of Bevo Agtech and its subsidiaries, and Aurora will no longer have any right to appoint directors. Aurora will retain its entitlement to the earnouts of up to $25 million and $15 million related to the Aurora Sky facility in Edmonton, Alberta and Aurora Sun facility in Medicine Hat, Alberta, respectively, both of which are payable upon Bevo Farms successfully achieving certain financial milestones. As a result of the Bevo Transaction, the assets and liabilities of Bevo Agtech will be classified as held-for-sale and remeasured at the lower of their carrying amount and fair value. Any impairment losses which may be recognized upon initial classification as held-for-sale and subsequent gains and losses on re-measurement will be recognized in the consolidated statements of income (loss) and comprehensive income (loss), and the financial results of Bevo, including comparative periods, will be restated and presented as a discontinued operation, separate from continuing operations. The financial results of Bevo Agtech will no longer be consolidated in Aurora’s financial statements subsequent to the closing of the Bevo Transaction. In addition, on closing of the Bevo Transaction, Aurora will transfer the shareholder loans owing to Aurora by Bevo Farms in exchange for $5.5 million in cash.

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Nathalie Clark, Executive Vice President, General Counsel & Corporate Secretary who is knowledgeable about the details of the matters described in this material change report and may be contacted at nathalie.clark@auroramj.com.

Item 9.	Date of Report

February 11, 2026

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